Exhibit (g)(1)(viii)

March     , 2012

State Street Bank and Trust Company

One Lincoln Street

Boston, MA 02111

Re:	Amendment to the Custodian Agreement, dated as of August 1, 1991, by and among GMO Trust, on behalf of certain of its series of the Trust, Grantham, Mayo, Van Otterloo & Co. LLC (“GMO”) and State Street Bank and Trust Company (“State Street Bank”) (as successor by merger to Investors Bank & Trust Co. (“IBT”)), as amended (the “Custodian Agreement”), and the Amended and Restated Delegation Agreement, dated as of June 29, 2001, by and between State Street Bank (as successor by merger to IBT) and GMO Trust, on behalf of certain of its series of the Trust, as amended (the “Delegation Agreement”)

Ladies and Gentlemen:

GMO Trust hereby notifies you that it has established one additional series of shares, namely, GMO U.S. Flexible Equities Fund (the “New Fund”). The Trust (as defined in each of the Custodian Agreement and the Delegation Agreement) desires that you serve as (i) custodian of the assets of the New Fund under the terms of the Custodian Agreement and (ii) delegate with respect to the assets of the New Fund under the terms of the Delegation Agreement.

If you agree to so serve as custodian and delegate for the New Fund, kindly sign and return to the Trust the enclosed counterpart hereof, whereupon the New Fund shall be deemed a “Fund” under each of the Custodian Agreement and Delegation Agreement. This letter agreement shall constitute an amendment to the Custodian Agreement and the Delegation Agreement and, as such, a binding agreement among the Trust, GMO (only in the case of the Custodian Agreement) and you in accordance with its terms.

Furthermore, please sign below to reflect your agreement to amend Schedule A to each of the Remote Access Services Agreement, dated as of November 6, 2008, and the Funds Transfer and Transaction Operating Guidelines Agreement, dated as of November 4, 2008, each by and among State Street Bank and the Trust on behalf of each of its series listed on Schedule A thereto, in order to add the New Fund to each such Schedule A.

The New Fund will provide five business days’ notice to State Street Bank prior to the commencement of the New Fund’s operations.

Notice

A copy of the Declaration of Trust, together with all amendments thereto, is on file with the Secretary of the Commonwealth of Massachusetts and notice is hereby given that this instrument is executed on behalf of the Trust by an officer of the Trust as an officer and not individually and that the obligations of this instrument are not binding upon any of the Trustees or officers of the Trust or shareholders of any series of the Trust individually but are binding only upon the assets and property of the Trust or the respective series.

State Street Bank and Trust Company	- 2 -	March , 2012

Sincerely,

GMO TRUST

By:
Name:	Jason Harrison
Title:	Clerk

GRANTHAM, MAYO, VAN OTTERLOO & CO. LLC

By:
Name:	J.B. Kittredge
Title:	General Counsel

The foregoing is hereby accepted and agreed.

STATE STREET BANK AND TRUST COMPANY

By:
Name:
Title: